Exhibit 12
XL GROUP PLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Six Months Ended June 30,
(U.S. dollars in thousands, except ratios)	2014	2013
Earnings:
Pre-tax income (loss) from continuing operations	$(80,445)	$592,174
Fixed charges	100,571	121,302
Distributed income of equity investees	112,490	86,606
Subtotal	$132,616	$800,082
Less: Non-controlling interests	1,129	82
Preference share dividends	38,312	38,840
Total earnings (loss)	$93,175	$761,160

Fixed charges:
Interest costs	$64,444	$52,257
Accretion of deposit liabilities	(7,418)	24,647
Rental expense at 30% (1)	5,233	5,558
Total fixed charges	$62,259	$82,462
Preference share dividends	38,312	38,840
Total fixed charges and preference dividends	$100,571	$121,302

Ratio of earnings to fixed charges	1.5	9.2

Ratio of earnings to combined fixed charges and preference dividends	0.9	6.3

Deficiency - fixed charges only	N/A	N/A

Deficiency - fixed charges and preference dividends	$7,396	N/A
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(1)	30% represents a reasonable approximation of the interest factor.